Securities and Exchange Commission Attn. Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance 100 F Street, NE Washington, DC 20549-4720 United States of America	AEGON N.V.
P.O. Box 85
2501 CB The Hague (The Netherlands)
AEGONplein 50
2591 TV The Hague
Telephone +31 70 344 8284
Fax +31 70 344 8096

Reference		The Hague
M CFC JvR	File No. 001-10882	November 26, 2013

Dear Mr. Rosenberg,

We thank you for your letter dated November 5, 2013 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for the fiscal year ended December 31, 2012 (“2012 Form 20-F”).

We set forth below our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The responses to your letter are numbered to correspond to the numbered comments in that letter.

Risk and capital management- Risk management; Other risks

Aegon may be required to increase its statutory reserves and/or hold higher amounts of statutory capital for some of its products which will decrease Aegon’s returns on these products unless Aegon increases its prices, page 90

1.	We acknowledge your response to our comment 2. Please provide us disclosure to be provided in liquidity and capital resources discussion of Operating and Financial Review and Prospects, in future periodic reports, that indicates:

•	how you use your affiliated captives, similar to that provided in your response;

•	the amount of captives’ obligations and the nature of assets, guarantees, letter of credit promises, similar to that provided in your response; and

•	clarify in Note 39 the financing provided to your captives and in Note 49 the letters of credit that have been provided by third parties related to your captives.

Response

We intend to include the following in our 2013 Annual Report on Form 20-F in the liquidity and capital resources discussion of Operating and Financial Review and Prospects:

Register The Hague no. 27076669

“Nature and Business Purpose of transactions with captives

Aegon enters into reinsurance agreements for risk and capital management purposes with several affiliated captive insurance companies (captives). All captives are fully consolidated for IFRS reporting.

The captives are utilized for a number of purposes which may include:

•	Financing term life insurance (subject to Regulation XXX reserves) and universal life insurance with secondary guarantees (subject to Regulation AXXX reserves) to support lower-risk statutory reserves at a lower cost for policyholders and shareholders

•	Managing variable annuity hedging programs

•	Managing and segregating risks

•	Monetizing embedded value

All external financing provided to captives to support statutory reserves is disclosed in note 39 (Borrowings) to the consolidated financial statements to the extent that it has been funded. Letters of credit issued by third parties provided to captives to provide collateral to affiliated insurers are disclosed in note 49 (Commitments and contingencies). These letters of credit that have been provided by third parties for the benefit of the affiliated ceding company whose liabilities are reinsured.”

We intend to include the following additional disclosure to the ‘Debentures and other loans’ table disclosed in note 39 (Borrowings) to the consolidated financial statements:

A footnote stating:

“This debenture is issued by a wholly owned captive that is consolidated in the Aegon N.V. consolidated financial statements. A guarantee has been provided by Aegon N.V. – refer to note 49 (Commitments and contingencies)” will be added to the following debenture:

•	USD 1.54 billion Variable Funding Surplus Note

Another footnote stating:

“This debenture is issued by a wholly owned captive that is consolidated in the Aegon N.V. consolidated financial statements” will be added to the following debenture:

•	USD 550 million Floating Rate Guaranteed Note.

We intend to include the following disclosure in note 49 (Commitments and contingencies) to the consolidated financial statements under the heading ‘contractual obligations’ to clarify which letters of credit provided by third parties relate to our captives:

Aegon N.V. has guaranteed and is severally liable for the following:

“Due and punctual payment of payables due under letter of credit agreements applied for by Aegon N.V. as co-applicant with its captive insurance companies that are subsidiaries of Transamerica Corporation, Aegon USA, LLC and Commonwealth General Corporation. At December 31, 2013, the letter of credit arrangements utilized by captives to provide collateral to affiliates amounted to EUR x,xxx million; as at that date [no amounts had been drawn, or were due under these facilities].

Due and punctual payment of payables due under letter of credit agreements applied for by captive insurance companies that are subsidiaries of Transamerica Corporation. At December 31, 2013, the letter of credit agreements amount to EUR x,xxx million; as at that date [no amounts had been drawn, or were due under these facilities].

Due and punctual payment of payables due in relation to debt that was issued by a captive insurance company that is a subsidiary of Transamerica Corporation. As at December 31, 2013, this debt amounted to EUR x,xxx million and is included in the ‘Debentures and other loans’ table in Note 39 (Borrowings) in the line USD 1.54 billion Variable Funding Surplus Note.”

2.	You indicate that discontinuing your captive strategy could increase your overall costs, limit your ability to write these products in the future or lead to increased prices to consumers on those products. Provide us proposed MD&A disclosure that explains the consequences of the uncertainty regarding continuing your captive strategy, and its expected effects on the Company’s consolidated future operations and financial position. In this regard, your response should provide the magnitude to your financial position and results of operations or, if true, that you cannot estimate the effects. To the extent that you do not believe that disclosure is required, please provide us your analysis of Section 501.02 of the Financial Reporting Codification, regarding prospective information that supports your conclusion. In particular, address the two assessments management must make regarding a known trend, demand, commitment, event or uncertainty.

Response

We intend to include the following in our 2013 Annual Report on Form 20-F as part of the Risk and capital management- Risk management; Other risks section:

“We utilize affiliated captives to manage risks related to universal life with secondary guarantees and level term life insurance policies. Through these structures, we finance certain regulatory required reserves at a lower cost. To the extent that state insurance departments restrict our use of captives and regulatory reserve requirements remain unchanged this could increase our cost, limit our ability to write these products in the future or lead to increased prices to consumers on those products. The NAIC continues to consider changes to corporate governance and insurers’ use of captives. Due to the uncertainty of the proposals it is not possible to provide an estimate of the effects at this time.”

Capital and liquidity management; Sources and uses of liquidity, page 103

3.	We acknowledge your response and proposed revised disclosure to our comment 3. Please revise your proposed disclosure to be provided in future periodic reports to indicate the extent of any legal or economic restrictions on the ability of subsidiaries to transfer funds to the company in the form of cash dividends, loans or advances in accordance with Item 5 B.1. (b) of Form 20-F. In this regard, your proposed disclosure states that the subsidiaries hold additional capital in excess of the levels required by local insurance regulations. Provide disclosures to quantify:

•	the levels required by local insurance regulations, and

•	the amount of excess additional capital the subsidiaries hold.

Response

We acknowledge your request to provide disclosures to quantify 1) the levels required by local insurance regulations, and 2) the amount of excess additional capital the subsidiaries hold. However, although applicable legal and regulatory requirements typically establish absolute minimum capital requirements, the discretionary authority of local insurance regulators routinely increases, as a practical matter, the level of required regulatory capital significantly above the absolute minimum levels contained in the applicable regulations. Given the amount of discretionary authority, it is not reasonable for us to disclose with any accuracy the effective minimum levels set by those regulators.

With these considerations in mind, we intend to include the following in our 2013 Annual Report on Form 20-F as part of the capital and liquidity management paragraph:

“The ability of our insurance subsidiaries to transfer funds to the holding company is constrained by the need for these subsidiaries to remain adequately capitalized to the levels set by local insurance regulations and as administered by local insurance regulatory authorities.

Insurance laws and regulations in local regulatory jurisdictions often contain regulatory capital requirements, e.g. 70% of the Authorized Control Level (ACL) for US insurance entities, 100% Solvency 1 required capital for Dutch insurance companies and 100% Solvency I Pillar 1 capital for insurance companies in the United Kingdom.

However, local insurance regulators generally use their discretionary authority and judgment to restrict and/or prohibit the transfer of funds to the holding company to capital levels well above the absolute minimum capital requirements contained in the applicable insurance regulations. The discretionary nature of the regulatory assessment of capital adequacy creates a natural ambiguity around the exact level of capital that is required by local regulatory authorities. Precise capitalization levels effectively required by local insurance regulators are often not known in advance, in part because the views and risk tolerances of certain regulators for certain asset classes continue to develop over time, in line with the development and evolution of local, regional and global regulatory capital frameworks. In practice and for transfer of funds purposes, Aegon manages the capitalization of its subsidiaries in excess of the absolute minimum regulatory capital requirements contained in the applicable regulations.

The capitalization level and shareholders’ equity of the subsidiaries can be impacted by various factors (e.g. general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of subsidiaries to transfer funds, the subsidiaries hold additional capital in excess of the levels required by local insurance regulations.

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of its subsidiaries to transfer funds to the holding company. In order to ensure the holding company’s ability to fulfil its cash obligations, it is Aegon’s policy that the holding company holds liquid assets in reserve to fund at least 1.5 years of holding company operating and funding expenses without having to rely on the receipt of funds from its subsidiaries.”

Note 32. Other Equity Instruments, page 251

4.	With regard to our comment 6, please tell us how you accounted for the issuance of the notes, payment of the interest payments and any unwinding of the discount on the liability component. Explain how all amounts were determined. If you did not recognize any unwinding of the discount on the liability component, tell us why not, with reference to supporting authoritative literature. We refer to paragraph AG37 of IAS 32.

Response

As mentioned in our response letter of October 11, 2013 Aegon concluded that, after evaluating the terms of the NCSN, the NCSN contains both a liability and an equity component (IAS 32.28) and therefore should be classified as a compound instrument.

As the redemption of the notional is contractually obliged and the payment of interest is discretionary, we concluded that the interest component is an equity component and the redemption of the notional is a liability component.

The accounting treatment as described in IAS 32.AG37 is consistent with our accounting treatment of the NCSN.

The liability component reflects the present value of the redemption amount. This amount, EUR 42 million as at December 31, 2012 is determined by discounting the notional amount of USD 525 million (EUR 402 million) at an effective interest rate of 8% over 30 years. For subsequent measurement of the liability component Aegon classified the liability component as amortized cost. The unwinding of the discount of this component is recognized in our income statement and classified as interest expense. The amount is determined by multiplying the present value of the redemption amount by the effective interest rate.

The equity component is assigned the residual amount of the total notional after deducting the amount separately determined for the liability component (per December 31, 2012 EUR 271 million).

IAS 12 requires a specific tax treatment for compound instruments which is illustrated in IAS 12.23. IAS 12.23 requires that where a taxable temporary difference arises from the initial recognition of the equity component separately from the liability component, an entity should recognize the resulting deferred tax liability. The deferred tax (per December 31, 2012 EUR 89 million) is charged directly to the carrying amount of the equity component . The tax impact on the liability component is recognized through profit and loss. Tax impact of the equity component is recognized through other comprehensive income. This is in accordance with IAS 12.61a.

The equity component is excluded from IAS 39’s scope and is never re-measured after initial recognition.

Coupons paid, which are paid at the discretion of Aegon’s management and not mandatory, relate to the equity component and accordingly are recognized as a distribution of earnings.

Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds (IAS 32.38).

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If you have any questions or comments about the foregoing, please do not hesitate to contact me at +31 70 344 5458 or Sandor Knol, Head of Financial Reporting & Analysis at +31 70 344 8512.

Very truly yours,

/s/ Jurgen H.P.M. van Rossum

Jurgen H.P.M. van Rossum

Senior Vice President and Corporate Controller